UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 5)*
Under the Securities Exchange Act of 1934

ORAGENICS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
684023-10 4
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
December 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023104	Page 2 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randal J. Kirk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000,555

	8	SHARED VOTING POWER
12,219,670

	9	SOLE DISPOSITIVE POWER
1,000,555

	10	SHARED DISPOSITIVE POWER
12,219,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,220,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 684023104	Page 3 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Intrexon Corporation I.R.S. IDENTIFICATION NO.: 26-0084895

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,219,670

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,219,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,219,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.7%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 684023104	Page 4 of 6

This Amendment No. 5 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated June 5, 2012 and filed on June 12, 2012, as amended by Amendment No. 1, dated July 31, 2012 and filed on August 3, 2012, Amendment No. 2, dated September 30, 2013 and filed on October 2, 2013, Amendment No. 3, dated November 20, 2013 and filed on November 22, 2013, and Amendment No. 4 dated December 18, 2013 and filed on December 26, 2013 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Oragenics, Inc., a Florida corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to disclose the acquisition of 3,381,004 shares of Common Stock by Intrexon on December 1, 2015 pursuant to the Company’s election to convert the principal and substantially all of the interest due under the Convertible Promissory Note entered into between the Company and Intrexon on June 9, 2015 into shares of Common Stock.  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 9, 2015, the Company entered into an Exclusive Channel Collaboration Agreement (the “Channel Agreement”) with Intrexon pursuant to which the Company issued to Intrexon a Convertible Promissory Note (the “Note”) in partial consideration for payment of the Technology Access Fee required pursuant to the Stock Issuance Agreement entered into by the Company and Intrexon contemporaneously with the Channel Agreement on June 9, 2015.

Pursuant to the terms of the Note, interest accrues at a rate of 3% per annum and repayment may be issued, at the Company’s option, in cash or shares of Company Common Stock at a conversion price equal to the closing price on the NYSE MKT of the Company's Common Stock on the last trading day immediately prior to the date of conversion and prior to the Note maturity date of December 31, 2015.  As payment for the Note, after receiving the requisite shareholder approval, the Company, on December 1, 2015 issued 3,381,004 shares of Common Stock and paid $1,410.67 in cash to Intrexon in full payment of all principal and interest due under the Note, reflecting a conversion price of $1.50 per share, which was the closing price of the Common Stock on November 30, 2015.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Intrexon acquired the shares disclosed hereunder for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

CUSIP No. 684023104	Page 5 of 6

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)                          See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 36,477,536 shares of Common Stock issued and outstanding as of November 6, 2015, as disclosed in the Company’s Current Report on Form 10-Q dated September 30, 2015, and filed on November 6, 2015, increased by 3,381,004 shares issued as repayment for the Note.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	13,220,225	33.2%	1,000,555	12,219,670	1,000,555	12,219,670
Intrexon Corporation	12,219,670	30.7%	—	12,219,670	—	12,219,670

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.

(c)           Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)     Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Stock Issuance Agreement dated as of June 9, 2015 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 9, 2015 and filed June 11, 2015, and incorporated herein by reference)

Exhibit 2	Convertible Promissory Note dated as of June 9, 2015 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated June 9, 2015 and filed June 11, 2015, and incorporated herein by reference)

Exhibit 3	Joint Filing Agreement, dated as of December 3, 2015, by and between Mr. Kirk and Intrexon

CUSIP No. 684023104	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	December 3, 2015

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Stock Issuance Agreement dated as of June 9, 2015 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 9, 2015 and filed June 11, 2015, and incorporated herein by reference)

Exhibit 2	Convertible Promissory Note dated as of June 9, 2015 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated June 9, 2015 and filed June 11, 2015, and incorporated herein by reference)

Exhibit 3	Joint Filing Agreement, dated as of December 3, 2015, by and between Mr. Kirk and Intrexon

Exhibit 3
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Oragenics, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 3rd  day of December, 2015.

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer